SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	January	2015
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Announces Proposed Public Offering of Common Shares

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 17, 2014 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

Document 1

Neovasc Announces Proposed Public Offering of Common Shares

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Jan. 26, 2015 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced that it has commenced an underwritten public offering in the United States of 8,000,000 common shares of the Company, consisting of 6,340,000 common shares to be offered by Neovasc and 1,660,000 common shares to be offered by certain directors, officers and employees of the Company.

Leerink Partners LLC is acting as the sole book-running manager for the proposed offering. Canaccord Genuity Inc. and JMP Securities LLC are acting as co-lead managers for the proposed offering. Ladenburg Thalmann & Co. Inc. is acting as co-manager for the proposed offering.  In addition, the Company is expected to grant the underwriters of the offering an option for a period of 30 days to purchase from Neovasc up to an additional 1,200,000 common shares on the same terms and conditions. The pricing of securities will be determined in the course of marketing.  There can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

The securities described above are being offered pursuant to a shelf registration statement (including a prospectus) previously filed with and declared effective by the Securities Exchange Commission (the "SEC") on May 14, 2014 and are being qualified for distribution from Canada by way of a preliminary prospectus supplement dated January 26, 2015, and a final prospectus supplement, each of the Company's short form base shelf prospectus. A preliminary prospectus supplement and accompanying prospectus relating to the offering have been filed with the SEC and are available for free on the SEC's website at http://www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the offering may be obtained from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA, 02110, or by phone at 1-800-808-7525, ext. 4814, or by email at Syndicate@leerink.com. The common shares offered and sold pursuant to the Offering will only be offered and sold in the United States.

Assuming successful completion of the Offering, the Company intends to use the net proceeds of the Offering (i) to complete the TIARA-I Feasibility Study; (ii) to initiate a U.S. Investigational Device Exemption Study for Tiara; (iii) to further develop and refine Tiara; (iv) to advance the commercialization of Reducer in Europe; (v) to initiate a U.S. Investigational Device Exemption Study for Reducer; and (vi) for general corporate purposes.

Closing of the Offering will be subject to customary closing conditions, including listing of the common shares on the TSX and NASDAQ and any required approvals of each exchange.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. None of the underwriters of the offering is registered as a dealer in any Canadian jurisdiction and accordingly, the Underwriters will only sell the offered shares in the United States.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ technology in development for the transcatheter treatment of mitral valve disease, the Neovasc Reducer™ for the treatment of refractory angina and a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; the closing of the Offering; regulatory approvals of the Offering; the merits and the Company's defence of the lawsuit filed by CardiAQ, our anticipated use of proceeds from any financings, a history of losses and lack of and uncertainty of revenues, ability to obtain required financing, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with Canadian securities regulators. No assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 16:00e 26-JAN-15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: January 26, 2015	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer